ECOLAB INC.
1 Ecolab Place

St. Paul, Minnesota 55102

February 23, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ecolab Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

Ecolab Inc., a Delaware corporation (the “Registrant”), the sole obligor under its 3.250% Senior Notes due 2027 and 3.950% Senior Notes due 2047 (collectively, the “Original Notes”), is registering an exchange offer (the “Exchange Offer”) pursuant to the above referenced Registration Statement in reliance on the position of the Staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988) (hereinafter, Exxon Capital Holdings), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (hereinafter, Shearman & Sterling).  The Registrant represents as follows:

1.                                      The Registrant has not entered into any arrangement or understanding with any person who will receive the 3.250% Senior Notes due 2027 or 3.950% Senior Notes due 2047 in the Exchange Offer (collectively, the “Exchange Notes”) to distribute those securities following the completion of the Exchange Offer.  To the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.                                      In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a secondary resale transaction.

3.                                      The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.                                      The Registrant further represents that with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any agreement or understanding with the Registrant or any affiliate of the Registrant to distribute the Exchange Notes.

5.                                      The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling) in connection with any resale of such Exchange Notes.

6.                                      The Registrant will require each person participating in the Exchange Offer to represent to the following provisions:

(a)                                 If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(b)                                 If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

ECOLAB INC.

By:	/s/ Kristen Bettmann
	Name:	Kristen Bettmann
	Title:	Assistant Treasurer

cc:                                Skadden, Arps, Slate, Meagher & Flom LLP